Exhibit 99.1

58.com Announces Changes in Board Composition

BEIJING, China, November 9, 2015/PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today announced changes to the composition of its board of directors (the “Board”).

New Director Appointment

58.com appointed Mr. Eric Zhang as an independent director and a member of the nominating and corporate governance committee of the Board. The Board reviewed the independence of Mr. Eric Zhang and determined that Mr. Zhang satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Chi (Eric) Zhang joined Carlyle in 2006 as a managing director where he focuses on Asia buyout opportunities.  Mr. Zhang also serves as Co-Chairman of Crystal Orange Hotel Group, Vice Chairman of Plateno Group Holdings (Previously 7 Days Group Holdings Limited), and is a member on the board of directors of: SouFun Holdings Limted (NYSE: SFUN), China Reading Group Limited, AnNeng Logistics Group, Kaiyuan Hotel Group, and New Century Asset Management Co. Ltd.  Mr. Zhang was a member of the board of directors of Yashili International Holdings Ltd from 2009-2013.Before joining Carlyle, Mr. Zhang was a vice president in the M&A group at Credit Suisse in Hong Kong.  Prior to that, he was a vice president in the investment banking department at China International Capital Corporate Limited (CICC) in Beijing for six years. Mr. Zhang received his master’s degree in economics from Shanghai University of Finance and Economics in China.

Director Resignations

The Company also announced the resignations by Messrs. Cai Wensheng, Julian Cheng and Richard Weidong Ji as directors of the Company effective November 6, 2015. Messrs. Cai, Cheng and Ji did not resign due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

Changes to Board Committees

The Board appointed Mr. Frank Lin as a member of the audit committee to replace Mr. Richard Weidong Ji. The Board appointed Messrs. Yang Dong and Frank Lin as members of the compensation committee to replace Messrs. Julian Cheng and Richard Weidong Ji. Mr. Yang Dong was also elected as the chairman of the compensation committee. The Board appointed Mr. Eric Zhang as a member of the nominating and corporate governance committee to replace Mr. Richard Weidong Ji.

Mr. Michael Jinbo Yao, chairman and co-CEO of 58.com commented, “We warmly welcome Eric to the Board where his knowledge and experience in Chinese and international capital markets will make him a valuable addition. I look forward to working with him going forward. I would like to express our gratitude to Wensheng, Julian and Richard for their continuous support of 58.com during their tenure as directors, and I wish them nothing but success in the future.  The reduced size of the Board will ensure that it operates in the most efficient manner going forward as we work to drive long-term growth and increase shareholder value.”

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com